                              CUSIP NO. 23280Q105

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                  CYPRESSTREE SENIOR FLOATING RATE FUND, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)


                                   23280Q105
                                (CUSIP Number)

                               Arthur S. Loring
                          c/o Cypress Holding Company
                                125 High Street
                                Boston, MA 02110
                               Tel: 617-946-0600

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 20, 1998
                                  May 18, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:
___________.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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SCHEDULE 13D
CUSIP NO. 23280Q105                     Page 2


1.   NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Arthur S. Loring

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a)
                                                         ----
                                                      (b)
                                                         ----

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

         PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                                                 ---------
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER           94,925 shares

8.   SHARED VOTING POWER            0

9.   SOLE DISPOSITIVE POWER      94,925 shares

10.  SHARED DISPOSITIVE POWER       0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 94,925 shares

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      ________

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     42%*

14.  TYPE OF REPORTING PERSON IN




*    As of May 18, 1998.  See Item 5.
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SCHEDULE 13D                           Page 3
CUSIP NO. 23280Q105

ITEM 1. SECURITY AND ISSUER

              Common Stock (par value $0.01 per share)

              CypressTree Senior Floating Rate Fund, Inc.
              125 High Street
              Boston, Massachusetts 02110

              The issuer is a closed-end management investment company registered under the Investment Company Act of 1940, which commenced a continuous public offering of its shares on March 31, 1998.

ITEM 2.  IDENTITY AND BACKGROUND

               a.      Arthur S. Loring

               b.      c/o CypressTree Senior Floating Rate Fund, Inc.
                       125 High Street
                       Boston, Massachusetts 02110

               c.      Managing Director
                       Cypress Holding Company
                       125 High Street
                       Boston, MA 02110

                       Cypress Holding Company is an integrated investment management firm.

               d. During the last five years, the reporting person has not been convicted in a criminal proceeding.

               e. During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               f.      The reporting person is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               Personal funds in the amount of $950,000.

ITEM 4.  PURPOSE OF TRANSACTION

               The securities acquired were for investment purposes. Depending on prevailing market and other conditions, from time to time, the reporting person may purchase additional securities of the issuer or dispose of all or a portion of his securities of the issuer. The reporting person became a director of the issuer on April 30, 1998. Except as indicated above, at the present time the reporting person has no plan or proposal that relates to or would result in:
(a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.
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SCHEDULE 13D                           Page 4
CUSIP NO. 23280Q105

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

          The reporting person owns 94,925 shares of the common stock of the issuer and has sole power to vote and sole power to dispose of these shares. Of these shares, 20,000 were acquired by the reporting person on April 20, 1998 at a purchase price of $10 per share, which shares on that date represented approximately 60% of the shares of the issuer issued and outstanding. The reporting person acquired the remaining 74,925 shares on May 18, 1998 at a purchase price of $10.01 per share, which shares on that date, together with the 20,000 shares previously acquired, represented approximately 42% of the shares of the issuer issued and outstanding. All of the shares were purchased from the issuer in a continuous public offering that commenced on March 31, 1998. As a result of the issuer's subsequent issuance of additional securities, the reporting person owns approximately 27% of the common stock of the issuer issued and outstanding as of July 6, 1998.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR
           RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        None.


                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


----------     ---------------------
Date             Arthur S. Loring